Exhibit 12.1
Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended
	June 30,	December 31,
	2013	2012	2011	2010	2009	2008
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	708	1,170	309	730	(410)	1,598
Add (Deduct)
Fixed Charges	142	288	207	148	136	109
Capitalized Interest	(77)	(151)	(132)	(67)	(45)	(33)
Distributed Income From Equity Investees	84	204	225	139	92	221
Earnings as Defined	857	1,511	609	950	(227)	1,895

Net Interest Expense	58	125	65	72	84	69
Capitalized Interest	77	151	132	67	45	33
Interest Portion of Rental Expense	7	12	10	9	7	7
Fixed Charges as Defined	$142	$288	$207	$148	$136	$109

Ratio of Earnings to Fixed Charges	6.0	5.2	2.9	6.4	—	17.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$—	$—	$—	$(363)	$—